Baker & McKenzie LLP

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www.bakermckenzie.com

December 8, 2025

PRIVATE AND CONFIDENTIAL

Ms. Joyce Sweeney

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Cloopen Group Holding Ltd. (the “Company”)

Response to the Staff’s Comments on

Form 20-F for Fiscal Year Ended December 31, 2024 Filed September 3, 2025 (File No. 001-40004)

Dear Ms. Joyce Sweeney and Ms. Kathleen Collins,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated December 4, 2025 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended December 31, 2024 filed on September 3, 2025 (the “2024 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Form 20-F for Fiscal Year Ended December 31, 2024

Introduction, page ii

1.	We note your proposed disclosure in response to prior comment 1. Please further revise your proposed disclosure to remove the exclusion of Hong Kong and Macau from the definition of “PRC” and “China.” Revise to clearly state that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations and entities in Hong Kong and Macau. This disclosure could appear in the definition itself or in an appropriate discussion of legal and operational risks. To the extent you do not have material operations in Hong Kong and/or Macau, as you indicate in your response, you may provide disclosure to this effect. However, we also note that you have two Hong Kong intermediate holding companies in your corporate structure and disclose income before taxes attributable to Hong Kong for fiscal year 2024 in your income tax disclosure on page F-49. Please provide us with proposed revised disclosures in your response.

Response: In response to the Staff’s comment, the Company undertakes to revise the relevant disclosure in its future Form 20-F filings. The current definition of “China” and “PRC” will be replaced in its entirety with the following updated disclosure, subject to further updates and adjustments for any material developments of the subject matter being disclosed:

“INTRODUCTION

…

●	“China” or “PRC” refers to the People’s Republic of China. For the avoidance of doubt, all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations and entities in Hong Kong and Macau. We do not have material operations in Hong Kong or Macau. Our Hong Kong intermediate holding companies have no substantive business activities, and any income or expenses attributable to Hong Kong are primarily from financial interest income and certain intermediary fees;”

Item 3. Key Information

The Holding Foreign Companies Accountable Act, page 4

2.	In your response to prior comment 2 you provide proposed revised disclosure of the referenced risk factor and Item disclosures. Please confirm that you intend to provide similar disclosure in the Item 3 disclosures regarding The Holding Foreign Companies Accountable Act.

Response: In response to the Staff’s comment, the Company respectfully undertakes to revise the relevant disclosure in its future Form 20-F filings as follows (with additions in underline showing the changes against the disclosure in the 2024 Form 20-F), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

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“ITEM 3. KEY INFORMATION

…

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-Identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter, or OTC, trading in the United States, will be prohibited if we are identified as a Commission-Identified Issuer for two consecutive years. Our independent registered public accounting firm, ARK Pro CPA & Co, is located in and organized under the laws of Hong Kong, a jurisdiction where, at the time of the adoption of the HFCAA, the PCAOB was unable to conduct inspections without the approval of the Chinese authorities. On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in mainland China and Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, and upon two consecutive years of non-inspection under the HFCAA, our shares and the ADSs will not be permitted for trading on a national securities exchange or the OTC trading market in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the ADSs to decline significantly or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The ADSs may be delisted from a U.S. exchange and prohibited from being traded over the counter in the United States under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. The delisting and prohibition from trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

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If you have any additional questions or comments regarding the 2024 Form 20-F, please contact Ms. Zhenzhen Bao at Baker & McKenzie LLP by telephone at +86 13911966903 or via e-mail at Zhenzhen.Bao@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang

Enclosures

cc:

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Ltd

Zhenzhen Bao, Esq., Partner, Baker & McKenzie LLP

Wing Wai Lai, Partner, ARK Pro CPA & Co

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